UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32078 / April 19, 2016

In the Matter of	:
	:
NEXPOINT CAPITAL, INC.	:
NEXPOINT CREDIT STRATEGIES FUND	:
NEXPOINT ADVISORS, L.P.	:
HIGHLAND MULTI STRATEGY CREDIT FUND, L.P.	:
HIGHLAND CAPITAL HEALTHCARE PARTNERS (MASTER), L.P.	:
HIGHLAND CAPITAL MANAGEMENT, L.P.	:
HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.	:
ACIS CAPITAL MANAGEMENT, L.P.	:
	:
	:
	:
300 Crescent Court, Suite 700	:
Dallas, Texas 75201	:
	:
	:
(812-14430)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

NexPoint Capital, Inc., NexPoint Credit Strategies Fund, NexPoint Advisors, L.P., Highland
Multi Strategy Credit Fund, L.P., Highland Capital Healthcare Partners (Master), L.P., Highland
Capital Management, L.P., Highland Capital Healthcare Advisors, L.P. and Acis Capital
Management, L.P. filed an application on March 6, 2015 and amendments to the application on
August 28, 2015, December 21, 2015, March 11, 2016, and March 18, 2016, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule
17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order permits a business
development company and a closed-end management investment company (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment funds.

On March 24, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32048). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by NexPoint Capital, Inc., et al. (File No. 812-14430) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary